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                                                                  Julie Collett
                                                    Senior Director and Counsel
                                                                 (303) 902-9135
                                                       julie.collett@axa.us.com

[EQUITABLE-AXA LOGO]
                                                                 LAW DEPARTMENT

                                                               October 27, 2017

VIA EDGAR
---------

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

       Re:        AXA Equitable Life Insurance Company
                  File Nos. 333-64749 and 811-07659
                  -------------------------------------------------------

Commissioners:

   Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "1933 Act"), AXA Equitable Life Insurance Company requests the withdrawal of its 485APOS (the "Amendment") submission made on Form N-4, on September 8, 2017 accession number 0001193125-17-280176.

   The Amendment has not yet become effective and no securities were sold in connection with the Amendment. Therefore, the Company and the Separate Account respectfully request that an order be issued granting their request for withdrawal of the Amendment as soon as is practicable.

                                                     Very truly yours,

                                                     /s/ Julie Collett
                                                     --------------------
                                                     Julie Collett

cc:  Elisabeth Bentzinger, Esq.




                     AXA EQUITABLE LIFE INSURANCE COMPANY
             1290 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10104